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                              May 3, 2024

       Eliyahu Haddad
       Chief Executive Officer
       Dror Ortho-Design, Inc.
       Shatner Street 3
       Jerusalem , Israel

                                                        Re: Dror Ortho-Design,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 17,
2024
                                                            File No. 333-276981

       Dear Eliyahu Haddad:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Plan of Distribution, page 108

   1. We note your response to prior comment 1 and reissue it in part. You state here that the selling shareholder
sales may be at fixed or negotiated prices. You also state that "the
                                                        Selling Securityholders
and any broker-dealers or agents that are involved in selling the securities may be
deemed to be    underwriters    within the meaning of the Securities Act in
                                                        connection with such
sales." Given the nature of the offering and its significant size relative to the number
of shares outstanding held by non-affiliates, it appears that this transaction may be an
indirect primary offering by or on behalf of the company.
                                                        Accordingly, please
either revise your prospectus cover page and here to disclose that the selling shareholders
will offer the shares at a fixed price for the duration of the offering and identify the
selling shareholders as underwriters or provide us with a detailed analysis as to why the proposed
offering is not an indirect primary offering on your behalf and thus
 Eliyahu Haddad
Dror Ortho-Design, Inc.
May 3, 2024
Page 2
         should appropriately be characterized as a transaction eligible to be made pursuant to Rule
         415(a)(1)(i) under the Securities Act. Please refer to Question 612.09 of our Compliance
         & Disclosure Interpretations for Securities Act Rules, which can be found on our website.
       Please contact Li Xiao at 202-551-4391 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameEliyahu Haddad
                                                              Division of
Corporation Finance
Comapany NameDror Ortho-Design, Inc.
                                                              Office of
Industrial Applications and
May 3, 2024 Page 2                                            Services
FirstName LastName